September 8, 2008

Kenneth E. Thompson
Senior Vice President, General Counsel and Corporate Secretary
Verisk Analytics, Inc.
545 Washington Boulevard
Jersey City, NJ 07310-1686

> **Re:** **Verisk Analytics, Inc.**
> **Form S-1**
> **Filed August 12, 2008**
> **File No. 333-152973**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. For purposes of this letter, our reference to "Verisk," "you," and "your" refers to this entity on a post-reorganization basis. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Cover Page of Prospectus

2.   You indicate that "[t]his is our initial public offering of common stock." Consider adding an express statement that Verisk will not be selling shares of its Class A common stock.

Market and Industry Data and Forecasts, page i

3.   Throughout your prospectus you set forth market data and certain industry data and forecasts obtained through a variety of sources. You state that you have not independently verified any of the data from the third-party sources or ascertained the underlying economic assumptions. Further, you state that internal surveys, industry forecasts and market research, which you believe to be reliable based upon your management's knowledge of the industry, have not been independently verified. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing. Please ensure that the placement of this subsection is not subject to paragraph (d) of Rule 421.

Prospectus Summary

Company Overview

Risk Assessment, page 1

4.   Provide independent support for your statement that you are the largest aggregator and provider of detailed actuarial and underwriting data pertaining to U.S. property and casualty insurance risks.

Decision Analytics, page 1

5.   Provide independent support for your statements that in 2007, your U.S. customers included all of the top 100 P&C insurance providers, four of the 10 largest Blue Cross Blue Shield plans, four of the seven leading mortgage insurers, 14 of the top 20 mortgage lenders, and all of the 10 largest global reinsurers.

Our Market Opportunity, page 2

6.   With respect to any third-party statements presented in your prospectus such as the market data by Veronis Suhler Stevenson and International Data Corporation, please set forth in the prospectus the date of the research information you cite. In addition, please supplementally provide us with the relevant portions of such

reports. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether the reports were prepared in connection with the registration statement or whether you commissioned any of the reports.

Summary Consolidated Financial and Other Data, page 7

7.   Please tell us what consideration you gave to discussing the material limitations associated with use of EBITDA as compared to the use of income from continuing operations and the manner in which you compensate for these limitations. Currently, we note that you only refer to comparability concerns. Refer to Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Risk Factors

General, page 10

8.   Ensure that the subcaptions to each of the risks you discuss adequately describe the risk. Some of your subcaptions state a fact without describing the risk. We note as examples only the following risk factors: "There may be consolidation in our end customer market," on page 11; "We could face claims for intellectual property infringement," on page 11; "We are subject to significant governmental regulation," on page 12; and "We are subject to significant competition in many of the markets in which we operate," on page 13.

Risks Related to the Offering

General

9.   Expand your discussion in this risk factor to also discuss the conversion of Class B common stock to Class A common stock.

"The holders of our Class B common stock have the right to elect up to three of our directors…," page 17

10.   Provide examples of how the interests of the Class B shareholders could conflict with the holders of Class A stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General, page 24

11.   Please consider expanding your discussion and analysis of financial condition and results of operations to include known trends, demands, commitments, events and uncertainties. For example, we note your statements regarding the softening auto insurance market and adverse conditions in the mortgage industry on pages 33 and 34, respectively, but you appear to have minimal discussion of whether such trends will have, or are reasonably likely to have, a material impact on your liquidity, capital resources, or results of operations. MD&A is intended to provide, in one section of a filing, material historical and prospective textual disclosure enabling investors and other users to assess the financial condition and results of your operations, with particular emphasis on your prospects for the future. See SEC Release Nos. 33-6835 and 33-8350.

Results of Operations

Three Months Ended March 31, 2008 Compared to Three Months Ended March 31, 2007

Risk Assessment Results of Operations

Revenues, page 30

12.   We note that you attribute the increase in revenues to an "increase in sales of [y]our industry-standard insurance programs." We note similar statements related to the Risk Assessment segment's results of operations on pages 33 and 36. Please tell us how you considered discussing the extent to which the increase in revenues was attributable to increases in prices, increases in the volume or amount of goods or services being sold, or to the introduction of new products or services pursuant to Item 303(a)(3)(iii) of Regulation S-K.

13.   We note that you present a tabular disclosure and provide a discussion of your revenue by category for your Decision Analytics segment. Consider presenting a similar tabular disclosure for your Risk Assessment segment.

Liquidity and Capital Resources, page 37

14.   You indicate that your capital expenditures in fiscal 2008 will include your "continuing investments in developing and enhancing [y]our solutions." Please tell us whether you intend to capitalize software costs pursuant to SFAS 86 and, if so, consider disclosing your accounting policy for such costs.

15.   Consider updating your estimate of capital expenditures to include the first quarter of 2009.

16.   We note your statement that "to provide liquidity," you have historically used your cash for repurchases of your common stock. Please explain to us how these transactions provide liquidity.

17.   Clarify whether you expect to continue your historical practice of using cash for common stock repurchases.

Financing and Financing Capacity, page 38

18.   You state that you have long- term loan facilities under uncommitted master shelf agreements. Clarify your disclosure to discuss the material terms of each of your long-term loan facilities, including material covenants pertaining to fixed charges and leverage ratios. Provide an analysis as to why the long-term loan facilities do not need to be filed under Item 601(b)(4) or (b)(10) of Regulation S-K.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 41

19.   Revise this section substantially to explain how the fair value of the common stock underlying the stock-based compensation transactions was determined. Discuss the nature of the appraisals, appraisal dates, significant factors considered, assumptions made, and methodologies used in determining the fair value. These disclosures should include an explanation as to how assumptions and methods have changed over time and why. In addition, you should include a quantitative and qualitative comparison of the fair values of the redeemable Class A common stock of Insurance Services Office, Inc. to the expected offering price of the Verisk Analytics, Inc. common stock.

Pension and Postretirement, page 42

20.   We note the projected benefit obligation and net periodic benefit cost for your pension and postretirement plans are based on third-party actuarial assumptions and estimates that are reviewed by management on an annual basis. Please clarify for us the nature and the extent of the actuary's involvement in your decision-making process.

Business

General, page 45

21.   We note your plan to effect an internal reorganization prior to completion of this offering. Under an appropriate heading, discuss the reorganization and the stock split. Specify the reasons for the stock split.

22.   Discuss the sources of your data. We note, for example, risk factor disclosure that some of your suppliers are also competitors.

The trend value of exposure in risk transactions is increasing, page 48

23.   Throughout this section and elsewhere you make several claims. Provide independent support for each of them. We note the following claims:

- that your solutions for prospective loss costs, policy language, rating/underwriting rules and regulatory filing services are the "industry standard," page 49;

- that you are a "leading provider of information and decision analytics for customers involved in the business of risk in the U.S. and selectively around the world," page 52;

- that you are the "recognized leader in the United States for industry-standard insurance programs that help P&C insurers define coverages and issue policies," page 53;

- that you are a "leading provider of fraud-detection tools for the P&C insurance industry," page 55;

- that you are a "leading provider of automated fraud detection, compliance and decision-support tools for the mortgage industry," page 55;

- that you "pioneered the field of probabilistic catastrophe modeling used by insurers, reinsurers and financial institutions to manage their catastrophe risk," page 56; and

- that you are a "leading provider of healthcare business intelligence and predictive modeling," page 56.

Our Customers

General, page 58

24.   We note that each of your principal stockholders are also customers and suppliers
        of data. Provide a cross reference to the discussion of your relationships with
        each of these shareholders in the Certain Relationships and Related Transactions
        section.

Legal Proceedings

General, page 63

25.   Ensure that you have provided all of the information required by Item 103 of
        Regulation S-K for each of the proceedings you discuss, specifically, the
        Xactware Litigation and iiX Litigation, including the date instituted, the principal
        parties thereto, and the relief sought.

Management

Directors' Compensation and Benefits, page 70

26.   Ensure that you have provided all of the information required by Item 402(k) of
        Regulation S-K.   As an example, in the footnotes to the table for Messrs.
        Brandon, Brown, Rothkopf and Wright provide the aggregate number of stock
        awards outstanding at fiscal year end. For Ms. Stewart provide the grant date fair
        value of her option awards. Refer to Instruction to Item 402(k)(2) (iii) and (iv) of
        Regulation S-K.

Executive Compensation

Compensation Discussion and Analysis

Base Salary, page 72

27.   With respect to base salary, please clarify how you determine that salaries are at
        "competitive market levels." We note that you engaged W. Cook & Co., Inc. to
        advise the Compensation Committee on executive compensation as recently as
        fall 2007. Did this firm assist you in determining your 2007 compensation?

Annual Cash Incentive Awards, page 72

28.   We note that the STI pool can be increased or decreased by the Compensation
        Committee to account for specific yearly considerations. We also note that
        awards are made for each NEO based upon a subjective review of each
        individual's performance and that there is discretion to pay above or below target
        STI based on an assessment of individual performance. Please clarify the
        circumstances that would result in the use of the discretion and whether such
        discretion has been exercised.

Analysis of 2007 Variable Compensation, page 73

29.   Please provide an analysis of how you arrived at and why you paid each particular
        level of compensation for fiscal year 2007.

30.   In your analysis of 2007 variable compensation, you state that the STI award to
        Mr. Coyne was determined based upon the Compensation Committee's evaluation
        of Company performance. Discuss the company's performance and whether the
        targets you set for growth in revenue and EBITDA margin were met.

31.   You state that the STI and LTI awards to each of the other NEOs were based on
        their level of responsibility and Mr. Coyne's evaluation of their individual
        performance with respect to the successful operation of their business units or
        functional departments and their success in positioning the Company for the
        future. Discuss for each NEO the elements of individual performance and/or
        contribution that were taken into account in determining compensation. State
        whether the awards were also based on company performance.

32.   Based upon your disclosure, it appears that the current year targets for your
        annual cash incentive awards are material to an understanding of your executive
        compensation program. Please advise.

Employment Agreements, page 74

33.   To the extent known, ensure that you describe the material terms of the
        employment agreements and file them as exhibits.

2007 Potential Payments upon Termination or Change in Control, page 70

34. Explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits under the proposed employment and severance agreements. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. File each severance agreement as an exhibit.

Certain Relationships and Related Transactions

Share Repurchases, page 83

35. Describe your obligation to redeem your Class A common stock, the price per share paid for such redemptions, when the repurchase rights were terminated, and any consideration given to terminate such rights.

Customer Relationships, page 83

36. Generally describe your relationships with each of your 5% stockholders. Specifically describe the material provisions of each contract with each stockholder who is also a customer. We also note that these stockholders supply you with a "significant percentage" of your data. Discuss the material provision of the contracts under which they supply you with such data. Provide us with your analysis as to why these agreements have not been filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

37. Provide the information required by Item 404(b) of Regulation S-K.

Letter Agreements, page 84

38. File each letter agreement as an exhibit.

ESOP, page 84

39. We are unclear why your ESOP is not listed in your beneficial ownership table on page 85. Discuss how the ESOP determines how to vote on the election of directors and other matters submitted to shareholders for a vote.

Principal and Selling Stockholders, page 85

40.   Please note that we may have further comments on this section once the
        information is completed.

Index to Financial Statements, page F-1

41.   Please update the financial statements of Insurance Services Office, Inc. pursuant
        to Rule 3-12 of Regulation S-X.

42.   Please file the required interim financial statements of Xactware, Inc. as described
        in your letter to us dated August 12, 2008.

Insurance Services Office, Inc. Condensed Consolidated Financial Statements as of
March 31, 2008 and for the Three Months Ended March 31, 2007 and 2008 (unaudited)

Note 7. Fair Value Measurements, page F-11

43.   We note that the redemption value for your redeemable common stock is
        determined by an appraiser. Please tell us why you have not named the appraiser
        and provided a consent under Rule 436(b) of Regulation C. As part of your
        response, please tell us the nature and the extent of the appraiser's involvement in
        your decision-making process.

Insurance Services Office, Inc. Consolidated Financial Statements as of December 31,
2006 and 2007 and for the Years Ended December 31, 2005, 2006, and 2007

Consolidated Statements of Operations, page F-31

44.   We note from your revenue recognition policy on page F-36 that you appear to
        provide both products and services. Please tell us what consideration you gave to
        separately disclosing product and service revenue and the related costs of those
        revenues pursuant to Rule 5-03(b) of Regulation S-X. Similar concerns apply to
        Xactware's Consolidated Statements of Income on page F-82.

Note 2. Basis of Presentation and Significant Accounting Policies

(b) Revenue Recognition, page F-35

45.   You state on page 10 that sales of certain of your solutions are tied to premiums in
        the U.S. property and casualty insurance market. Please tell us more about the
        types of arrangements where your sales are dependent on P&C insurance
        premiums and how your revenue recognition policy addresses such arrangements.

Earnings Per Share, page F-60

46.   Please tell us how your presentation complies with paragraph 40(a) of SFAS 128. Similar concerns apply to your EPS computation on page F-17.

Note 16. Compensation Plans

Stock Option Plan, page F-64

47.   Please provide us with the following information in chronological order for stock option grants and other equity-related transactions for the one-year period preceding the most recent balance sheet date and through the date of your response:

- the nature and type of stock option or other equity-related transaction;
- the date of grant/issuance;
- description/name of option or equity holder;
- the reason for the grant or equity-related issuance;
- the number of options or equity instruments granted or issued;
- the exercise price or conversion price;
- the fair value of underlying shares of common stock;
- adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
- the total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;
- the amount and timing of expense recognition; and
- indicate for each option grant or equity-related transaction what valuation methodology was used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

Continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

Exhibits

48.   Please provide us your analysis as to why your leases for your Jersey City and Orem facilities need not be filed as exhibits pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.

<u>Closing</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Shannon at (202) 551-3299 or, in his absence, Mark Kronforst, Accounting Branch Chief, at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292, or in her absence, the undersigned at 202-551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Richard J. Sandler, Esq. (by facsimile, 212-450-3800)